Filed by AIR Holdings Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: April 22, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (to be renamed “AIR Global PLC” prior to the closing of the Business Combination), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On April 22, 2026, a Q&A with Ronan Barry, Chief Legal & Corporate Affairs Officer at AIR, was published by the Arabian Post. The Q&A is reproduced below.

Q&A with Ronan Barry, Chief Legal & Corporate Affairs Officer at AIR

Q: Your latest research shows a global surge in shisha demand. What’s driving this growth?
A: Our research shows that 90% of hospitality venue owners across four key markets - the UAE, US, Germany, and Spain - expect shisha demand to increase over the next two years. It is our view that that growth is being fueled by a shift in how shisha is perceived and enjoyed globally.

Shisha is a ritual that has been enjoyed for centuries, deeply rooted in tradition, community, and social connection. While that cultural significance remains, both consumer expectations and technology are evolving. Today’s consumers are increasingly seeking more premium, health-conscious and design-led experiences, and venues are responding by offering cleaner, more modern formats, like charcoal-free devices, that continue the historic tradition and ritual while meeting the demands of a more health-conscious generation.

Q: What challenges are hospitality venues facing as they try to meet this demand?
A: Air quality regulations, fire safety concerns and the operational burden of managing charcoal-based systems have historically presented challenges to venues. In fact, 89% of the businesses we surveyed said regulatory compliance is a significant challenge when offering shisha. That’s why innovations like OOKA – our charcoal-free, electronically heated shisha device – are so transformative. Not only does it remove the complexities of charcoal, but it also significantly reduces harmful emissions, creating a cleaner, more sustainable experience for both consumers and staff.

One in four (25%) venue owners told us that they see charcoal-free technology as a practical solution to help meet these regulatory requirements, meaning devices like OOKA are a real opportunity for forward-thinking operators to innovate and drive customer loyalty.

Q: Can you talk more about how OOKA addresses these health and safety concerns?
A: AIR commissioned and published the world’s first peer-reviewed emissions study on a charcoal-free shisha device - and the results were a game-changer for the category.

Our research found that emissions from OOKA showed near-zero detection of many of the most harmful by-products of combustion, including carbon monoxide, benzene, toluene, and benzo[a]pyrene, which are typically found in both cigarettes and charcoal-heated waterpipes.

It also revealed that levels of key aldehydes, such as acrolein, acetaldehyde and formaldehyde, were reduced considerably, with acrolein reduced by 96%. When you factor in how shisha is consumed in real life – often just once or twice a week – toxicant exposure from OOKA is estimated to be up to 100 times lower than cigarette smoking.1

That’s a huge step forward in harm reduction, and it has real-world implications for consumers and the hospitality industry. It means venues can now offer a premium shisha experience that not only appeals to today’s health and environmentally conscious customers, but also supports better indoor air quality and removes the risks associated with charcoal. It opens the door for more businesses - especially those that were previously put off by the risks of charcoal - to add shisha to their menus with confidence.

Q: How has OOKA been received by the hospitality industry so far?
A: The response has been overwhelmingly positive - particularly here in Dubai. OOKA Pro, our model tailored for hospitality venues, was developed with feedback from our partners and is already being used in leading hospitality destinations, such as Playa Beach Club Dubai. Venue owners appreciate the cleaner operation, the design

1 Assumes two waterpipe sessions per week versus 20 cigarettes per day, based on consumption data from the German Federal Institute for Risk Assessment (BfR).

customization options and the fact that it supports up to eight sessions on a single charge. Many venues have reported that bringing OOKA to their customers has opened new revenue streams and improved the customer experience significantly.

Q: Do you see OOKA influencing future regulatory approaches to shisha?
A: We believe so. The science is now catching up with the innovation. Our emissions study provides credible, independent evidence that charcoal-free devices like OOKA offer a reduced-risk alternative. That’s important not just for regulators and policymakers, but also for hospitality businesses. If regulation starts to recognize cleaner technologies like ours, it gives venues a real opportunity to expand their offerings and attract a broader customer base – including those who may have previously avoided shisha due to health or safety concerns.

We’re ready and willing to engage with regulators to champion the evolution of the category in policymaking. Our goal is to support the hospitality industry in offering cleaner products, while giving consumers the freedom to enjoy shisha with greater confidence.

Q: What’s next for AIR and the future of shisha?
A: At AIR, we are entering the next chapter with real momentum. In November 2025, we announced our intention to list on Nasdaq and are currently progressing with the transaction, which is expected to be completed in the first half of 2026. Most recently, we filed Form F-4 which is an important milestone in taking another step closer to becoming a public company. Not only this, but business remains on a growth trajectory, as shown by the results for the year ending 31 December 2025, which revealed that AIR’s revenue increased by approximately 6% to $400 million, up from $377 million the previous year. Profit for the year also rose to $47 million from $34 million in 2024, putting us in a strong position ahead of the listing.

As our global presence as a company grows, we remain committed to leading the way in clean, tech-driven social inhalation. As consumer expectations shift and regulations tighten, the industry must continue to evolve. That’s why we’re continuing to invest in R&D, expand our partnerships with hospitality venues all over the globe and champion a future for shisha that’s smarter and cleaner.

This is an incredibly exciting time for the category. The core ritual of shisha, something that’s been enjoyed for centuries, remains as important as ever. But how people enjoy it is changing. AIR is proud to be at the forefront of that transformation, and we’re just getting started – we can’t wait to shape what comes next.

Forward-Looking Statements

This article contains “forward-looking statements,” within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this article that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the anticipated timing and completion of the Proposed Business Combination; AIR Global PLC’s (“AIR Global”) proposed Nasdaq listing; the ability to satisfy closing conditions, obtain required shareholder and regulatory approvals, and meet applicable listing standards; the expected structure of the Proposed Business Combination and potential adjustments thereto; anticipated benefits of the Proposed Business Combination to AIR, CAEP and AIR Global; AIR’s growth strategy, market expansion plans, product innovation pipeline and commercialization efforts (including with respect to OOKA and other new technologies); regulatory developments; partnerships and go-to-market initiatives; and market size, share and adoption trends. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause AIR Global’s or AIR’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this article, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination (including as a result of a termination of the Business Combination Agreement and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against AIR Global, CAEP or AIR, any of their subsidiaries or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet the Nasdaq Stock Market listing standards upon closing of the Proposed Business Combination and admission of AIR Global for trading on the Nasdaq Stock Market; the risk that the Proposed Business Combination disrupts current plans and operations of AIR as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of AIR to grow, retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; and other risks and uncertainties set forth in the Registration Statement. Forward-looking statements are inherently subject to risks and uncertainties, many of which AIR, CAEP and AIR Global cannot predict with accuracy and some of which neither

AIR, CAEP nor AIR Global might even anticipate. The forward-looking statements contained in this article speak only as of the date of this article. Readers are cautioned not to put undue reliance on forward-looking statements, and AIR, CAEP and AIR Global do not assume any obligation to and do not intend to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or AIR Global or any other person that the events or circumstances described in such statement are material.

No assurances can be made that the parties will successfully close the Proposed Business Combination or close the Proposed Business Combination on the timeframe currently contemplated. The Proposed Business Combination is subject to regulatory approvals and customary conditions to closing.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement of CAEP and final prospectus of AIR Global, each dated April 22, 2026, the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025, CAEP’s Quarterly Reports on Form 10-Q, CAEP’s Annual Report on Form 10-K, and other documents filed by CAEP and AIR Global from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CAEP, AIR and AIR Global do not presently know or that CAEP, AIR and AIR Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Important Information for Investors and Shareholders

AIR Global and AIR have filed a Registration Statement on Form F-4 with the SEC, which includes a definitive proxy statement of CAEP and a prospectus of AIR Global in connection with the Proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of the record date for voting on the Proposed Business Combination. SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT CAEP, AIR, AIR GLOBAL AND THE PROPOSED BUSINESS COMBINATION. Shareholders are also able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022, email: CantorEquityPartners@cantor.com and to AIR Global, Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates, email: investor@air.global.

Participants in the Solicitation

CAEP, AIR, AIR Global and their respective directors and executive officers and certain of their shareholders may be deemed under SEC rules to be participants in the solicitation of proxies of CAEP shareholders in connection with the Proposed Business Combination. A list of the names of such persons, and information regarding their interests in the Proposed Business Combination and their ownership of CAEP’s securities are contained in CAEP’s filings with the SEC, including the definitive proxy statement filed on April 22, 2026. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CAEP’s shareholders in connection with the Proposed Business Combination, including the names and interests of CAEP’s, AIR Global’s and AIR’s directors and executive officers, are set forth in the registration statement on Form F-4 filed with the SEC by AIR Global, which include the definitive proxy statement of CAEP and final prospectus of AIR Global for the Proposed Business Combination. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This article and the information contained herein are for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.